NII Holdings, Inc.
1875 Explorer Street
Suite 1000
Reston, VA 20190
October 31, 2012

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    NII Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 7, 2012
File No. 000-32421

Dear Mr. Spirgel:

NII Holdings, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated October 11, 2012 containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Commission on February 23, 2012. This letter on behalf of the Company responds to the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company's response following each comment.

Form 10-K for Fiscal Year Ended December 31, 2011

1.
We note your response to comment one from our letter dated September 6, 2012. We continue to believe that the impact of the identified errors on your fiscal 2011 reported results of operations is material. As such, please amend your Form 10-K to reflect the restatement of your results.

Response:

After discussions with the Staff regarding our assessment of the materiality of the errors, we will amend our Form 10-K for the fiscal year ended December 31, 2011 to reflect the restatement of our results.

2.
Further, we note that your management concluded that Internal Controls over Financial Reporting were effective as of December 31, 2011, and that previously reported material weaknesses, particularly related to your Brazil segment, were sufficiently remediated. In light of the significant impact of the identified errors on your reported results of operations for the fiscal year ended 2011, and the additional errors identified in the first and second quarters of 2012, tell us in detail how you were able to conclude that your Internal Controls over Financial Reporting were effective as of December 31, 2011.

Response:

In connection with the restatement noted above, we will reevaluate our Internal Controls over Financial Reporting as of December 31, 2011. We expect to determine that the material weakness identified in Part 1, Item 4 of our Form 10-Q for the quarterly period ended June 30, 2012 existed as of December 31, 2011 and that our Internal Controls over Financial Reporting were not effective as of that date.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (703) 480-2913. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (703) 547-5293.

Thank you for your assistance in this matter.

Yours Truly,

By: /s/ DONALD NEFF
Donald Neff
Vice President and Controller

Enclosures

cc:    Robert S. Littlepage, Jr.

Call with the SEC

Discussion Materials
for Meeting held October 24, 2012

2011 Materiality Considerations

- The impact to each financial statement line item is de minimis
- Total impact to pre-tax income is only 5.7%; Total impact to net income (after considering valuation allowance) is only 8.6%
- The identified errors do not impact the trend of net income
- No material incremental information will be provided by filing an amended Form 10-K nii

2

Financial Statement Line Item Analysis

	Year Ended December 31, 2011		
	As Previously Reported	Adjustments	% Impact
Operating revenues	$ 6,719,344	$ 15,602	0.2%
Operating expenses			
Cost of service	1,786,066	(132)	0.0%
Cost of handsets and accessories	859,372	(3,443)	-0.4%
Selling, general and administrative	2,511,857	(6,881)	-0.3%
Depreciation	618,412	(4,254)	-0.7%
Amortization	38,929	-	
	5,814,636	(14,710)	
Operating income	904,708	30,312	
Other expense			
Interest expense, net	(322,501)	390	-0.1%
Interest income	34,224	-	
Foreign currency transaction losses, net	(36,975)	-	
Other expense, net	(37,305)	-	
	(362,557)	390	
Income before income tax provision	542,151	30,702	
Income tax provision	(343,347)	(2,021)	0.6%
Net income	$ 198,804	$ 28,681	

3

Net Income Error Analysis

Impact to Pre-Tax Income **5.7%**

Net Income Misstatement (as reported)	14.6%
Impact of 2011 Valuation Allowance	(6.0%)
Normalized Net Income Error	**8.6%**

	2007	2008	2009	2010	2011
Effective Tax Rate	31%	29%	35%	43%	63%

During 2011, the Company recorded a $135 million increase to our deferred tax asset valuation allowance (primarily related to U.S. net operating loss carryforwards). This entry was recorded in the appropriate period.

4

Trend of Net Income

450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
Net Income ($ thousands)
2005
2006
2007
2008
2009
2010
2011
As Reported
As Adjusted

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